Exhibit 21

Subsidiaries of Jefferies Group, Inc.
(excludes certain subsidiaries pursuant to Item 601 of Regulation S-K)

Place of Formation /
Name	Incorporation

Jefferies & Company, Inc.	Delaware
Jefferies Asset Management, LLC	Delaware
Jefferies Execution Services, Inc.	California
Jefferies Finance, LLC	Delaware
Jefferies Financial Products, LLC	Delaware
Jefferies High Yield Holdings, LLC	Delaware
Jefferies High Yield Trading, LLC	Delaware
Jefferies International Limited	England & Wales
Jefferies International (Holdings) Limited	England & Wales
Jefferies Investment Management Limited	England & Wales